

October 18, 2012

<u>Via E-mail</u>
Xiuyuan Fang
Winner Medical Group Inc.
Winner Industrial Park
Bulong Road, Longhua
Shenzhen 518109, People's Republic of China

> **Re:** **Winner Medical Group Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed October 5, 2012**
> **File No. 5-81108**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2012**
> **File No. 1-34484**

Dear Mr. Fang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

<u>Background of the Merger, page 20</u>

1. We note your response to prior comment 2 and the key issues list referenced in the first paragraph on page 24. While certain of the company's positions on key issues as of June 30, 2012, such as consideration, the go-shop right and the "majority of minority" vote condition, are clear from your disclosure, the company's position as of that date on the amount of the termination fee and the reverse termination fee is not clear. It is also unclear

whether the summary provided to Skadden Arps on June 30, 2012 identified other key issues. Please revise the first paragraph on page 24 to clarify.

<u>The Special Committee, page 27</u>

2.   We note your response to prior comment 5. Your discussion of the go-shop period suggests that the company believed that Mr. Li and Ms. Tse may have been willing to consider a third party offer despite their stated position that they were not willing to do so. Please disclose the basis for your belief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at 202-551-3602 or Daniel Morris, Special Counsel, at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: (via e-mail): Megan Tang, Esq.